Mail Stop 3561

June 21, 2007

Mr. Gordon Dawson
President
CaddyStats, Inc.
105-501 Silverside Road
Wilmington, DE 19809

Re: CaddyStats, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-141907
Filed on May 31, 2007

Dear Mr. Dawson,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As noted in our prior comment 4, you are not eligible to rely on Rule 415. Please delete the reference under "The Offering of the Company" and elsewhere in the registration statement, as appropriate.

Cover page

2. Please delete the words after "$0.02 per share" in the final sentence in the first paragraph of this page as they suggest that the price of the shares offered by this prospectus will adjust if a market for the shares develops. Please remove similar language which appears throughout the prospectus.

3. Please revise to specifically state that the offering is self-underwritten. Please make similar revisions to "Plan of Distribution" as well.

Terms of the offering

4. Please revise your disclosure to refer to "effectiveness" of the registration statement, rather than "approval."

If we do not obtain adequate financing… complete loss of your investment

5. Please revise here and under "Company Overview" to fully explain your cash situation, including your available cash as of a more recent date and how long you will be able to exist if you cannot secure financing. Your discussion should also take into account your anticipated expenses related to this offering.

Background of Officers and Directors

6. As founder, sole director, and manager of the company, it appears that the company will rely heavily, and perhaps exclusively, upon Mr. Dawson's professional experience. Therefore, please consider providing a more detailed discussion of his professional history and relevant qualifications.

Description of Business

7. We re-issue prior comment 10. Please revise this section to delete reference to the U.S. Private Securities Litigation Reform Act of 1995.

Plan of Operation

8. We note your response to prior comment 17. Please revise to explain what you would consider a "positive result."

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile</u>
        Attn: Gordon Dawson
        CaddyStats, Inc.
        604.646.8801